FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated March 23, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   March 23, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director



2011 Results

José Antonio do Prado Fay - CEO - Leopoldo Saboya - CFO

The results of the fourth quarter 2011 consolidate the Companies BRF - Brasil Foods S.A. and Sadia S.A. (whole-owned subsidiary). On July 2009, the results of Sadia started being fully consolidated, according to the Association Agreement and Shareholders Meeting that approved the merger of shares on July and August 2009.

All statements contained herein with regard to the Company's business prospects, projected results and the potential growth of its business are mere forecasts, based on local management expectations in relation to the Company's future performance. Dependent as they are on market shifts and on the overall performance of the Brazilian economy and the sector and international markets, such estimates are subject to changes.

On July 13 2011, the Administrative Council for Economic Defense – CADE approved the Association between BRF and Sadia S.A., conditional on compliance with the provisions contained in the Performance Agreement -TCD, which was also signed on the same date. The documents with respect to this agreement are available in the website: www.brasilfoods.com/ir.

2011 HIGHLIGHTS

MERGER

- ✓ Formal merger approval between Perdigão and Sadia
- ✓ Gross synergies of R$ 702 M and net of R$ 562 M
- ✓ Integration and upgrade of IT systems

INTERN'L. EXPANSION

- ✓ Avex and Dánica acquisitions in Argentina
- ✓ JV in China
- ✓ Greenfield Project in Middle East (Abu Dhabi)



FINANCIAL PERFORMANCE

- ✓ Net sales of R$ 25.7 billion, or 13% higher than 2010
- ✓ EBITDA of R$ 3.2 B (vs. R$ 2.6 B in 2010) and 12.6% (vs. 11.6% in 2010)
- ✓ Adjusted Net income of R$ 1.6 billion, 97% higher than 2010

STRONG NET SALES GROWTH

R$ million



10.9%
6,400
6,020
6,294
6,292
7,099
4Q10
1Q11
2Q11
3Q11
4Q11
13.3%
22,681
25,706
2010
2011

2011 RESULTS

R$ milhões


GROSS PROFIT
25.3%
25.9%
5,730
6,659
2010
2011


EBITDA
11.6%
12.6%
2,635
3,244
2010
2011


EBIT
6.5%
7.8%
1,485
2,001
2010
2011


NET INCOME
3.5%
6.2%
804
1,582
2010
2011

EBITDA
R$ million



12.1%
10.2%
5.6%
11.6%
12.6%
803
1,159
1,166
2,635
3,244
2007
2008
2009
2010
2011
EBITDA
EBITDA Margin

EARNINGS PER SHARE

R$/share



97.3%
0.26
0.28
0.92
1.82
2008
2009
2010
2011



* Considers net income <u>before</u> provision of R$ 215 M (or R$ 0,25 per share) related to the legal merger of Sadia SA into BRF

4Q11 RESULTS

R$ million

GROSS PROFIT



28.7%
27.4%
1,840
1,947
4Q10
4Q11

EBITDA



15.0%
13.0%
959
920
4Q10
4Q11

EBIT



8.7%
7.2%
560
508
4Q10
4Q11

NET INCOME



5.6%
4.7%
360
336
4Q10
4Q11

EBITDA - 4Q

R$ million



16.2%
6.8%
15.0%
13.0%
1,024
359
959
920
4Q08
4Q09
4Q10
4Q11
EBITDA
EBITDA Margin

SOLID FINANCIAL POSITION

R$ million

LEVERAGE PROFILE


1.4
1.3
1.1
1.5
1.7
3,634
3,814
3,504
4,864
5,408
4Q10
1Q11
2Q11
3Q11
4Q11
Net Debt
Net Debt/Ebitda

FX	R$ 1.66	R$ 1.63	R$ 1.56	R$ 1.85	R$ 1.88

02

Business Performance



NEW SEGMENTATION

NET SALES



Export Market
39.3%
Food
Service
5.6%
Dairy
9.9%
Domestic
Market
45.2%

- ✓ **Higher transparency and disclosure**
- ✓ **Segmentation by sales channel**
  1. **Domestic Market**
  2. **Export Market**
  3. **Food Service – includes Brazil and international market**
  4. **Dairy – includes Brazil and international market**

DOMESTIC MARKET

DOMESTIC MARKET
(2011 vs. 2010)

BRF

Volume / Price / Mix
(growth)



14.3%
5.2%
8.6%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)



10.2%
10.7%
1,036
1,249
2010
2011

- ✓ Growth of 14.3% of net sales (total of R$ 11.6 B) compared to 2010 in challenging scenario
- ✓ Adjustments in price (cost inflation) and mix improvement
- ✓ Higher margin (0.5 pp) with volume growth



Domestic Market Strategies

Consolidation of current domestic business	**Increase** penetration in categories with growth potential	**Share-Value** Focus	Excellence in **services**	Add new categories/ **Innovation**

Sadia · PERDIGÃO · Qualy Sadia · CHESTER



DAIRY BUSINESS

DAIRY
(2011 vs. 2010)

Volume / Price / Mix
(growth)


9.8%
-0.7%
10.6%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)


2010
2011
-15
-25
-0.6%
-1.0%

- ✓ Growth of 9.8% in net sales (total of R$ 2.5 B) compared to 2010
- ✓ Challenging scenario in costs of milk pressuring margins



DAIRY
Strategies

BRF

Leadership position in the cheese segment	**Synergies** with meat distribution	Dry line– scale in distribution	Brand as **competitive** advantage	**Repositioning** of Batavo

batavo. Elegê Cotochés



DAIRY
Launches and Campaigns


MUNDO BATAVO






Experimente!
CHEGARAM OS NOVOS QUEIJOS PRATO E MUSSARELA SADIA.
Agora queijo se pede pela marca.
R$

FOOD SERVICE

BRF

FOOD SERVICE
(2011 vs. 2010)

Volume / Price / Mix
(growth)



19.7%
14.7%
4.3%
Net Sales
Volume
Price/Mix

EBIT
(R$ million)



11.9%
15.1%
144
218
2010
2011

- ✓ Growth of 19.7% in net sales (total of R$ 1.4 B) compared to 2010
- ✓ Volume growth of 14.7%
- ✓ Growth of EBIT in 51% and margin expansion in 320 bps



FOOD SERVICE
Strategies

BRF

Supply Chain **dedicated** to food service	**Expand** segmented service model	Structured portfolio with **value added** products	Develop **loyalty** among strategic clients	**Leverage** BRF´s product portfolio

Sadia Food Service
Mais que perto, juntos.

PERDIGÃO Foodservice

Miss Daisy

Elegê



FOOD SERVICE
Steady and Solid Growth



Retail x Food Service (Sell in)
Domestic Market, R$ billion
CAGR: 15.0%
CAGR: 11.8%
14.7%
18.8%
67 22 79 26 91 30 100 34 106 39 110 43 123 50 144 58 159 64 179 75 205 89
2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011
25% 25% 25% 25% 27% 28% 29% 29% 29% 30% 30%
Share related to food outside of home (% of participation)
Retail
Food Service

Source: ABIA – Associação brasileira das indústrias de alimentos Nov/11

EXPORT MARKETS



EXPORT MARKETS
(2011 vs. 2010)

Volume / Price / Mix
(growth)



12.3%
-1.2%
13.7%
5%
Net Sales
Volume
Price/Mix
Price in US$

EBIT
(R$ million)



3.6%
5.5%
319
559
2010
2011

- ✓ **Growth of 12.3% in net sales (total of R$ 10.1 B) compared to 2010**
- ✓ **Higher margin (1.9 pp) with volume growth**



EXPORT MARKETS

Middle East

- Good performance despite the geopolitical issues
- Focus on protecting profitability

Net Sales
(BRLM)


2,920
5.7%
3,087
2010
2011

Volume: ↓ 0.2%

Exports Share


30%



Far East

- Volume and prices supported the profitability of the region

Net Sales
(BRLM)


1,917
21%
2,302
2010
2011

Volume: ↑ 4%

Exports Share


22%


Sadia


BRF

EXPORT MARKETS

Europe and Eurasia

- Robust performance in European Market
- Volume reduction in Eurasia – Russian sanction

Net Sales
(BRLM)



2,782
2,646
-4.9%
2010
2011

Volume: ↓ 17.9%

Exports Share



26%





Africa

- Opening New Markets and establishing indirect distribution

Net Sales
(BRLM)



646
857
32.7%
2010
2011

Volume: ↑ 1.7%

Exports Share



8%





EXPORT MARKETS

LATAM

- Consolidation of regional structure
- Volume and prices supported good performance

Net sales
(BRLM)

Volume: ↑ 15%



765
1,187
55.2%
2010
2011

Export Shares



12%




margarina
Dánica



Dánica
Mayonesa



Dánica
Equilibrio

INNOVATION

BRF

2011 LAUNCHES

BRF



DOMESTIC MARKET
43 New SKUs

EXPORT MARKET
121 New SKUs

BEEF
82 New SKUs

DAIRY
28 New SKUs

FOOD SERVICE
14 New SKUs

Total launches: 288



Sadia



OS LANÇAMENTOS MAIS GOSTOSOS DESTE NATAL. EXPERIMENTE.
PERNIL



CHESTER



DOMESTIC MARKET
Launches and campaigns


Queijo Mussarela
Queijo Prato


Experimente!
CHEGARAM OS NOVOS QUEIJOS PRATO E MUSSARELA SADIA.
Agora, queijo se pede pela marca.
R$

DOMESTIC MARKET
Launches and campaigns


PROMOÇÃO
MEU MENU
É DE
CINEMA


Muito
Mais
que Hot Dog


MEU MENU
MEU MENU
MEU MENU


CLIQUE AQUI
E CONHEÇA
AS RECEITAS

INVESTMENTS

BRF

INVESTMENTS

2011 CAPEX
(R$ 1,184)


Intangible
5.0%
New Projects
31.0%
Optimization
23.5%
Productivity
40.5%

CAPEX and Breeder
(R$ million)


1,078
275
803
1,052
349
703
1,676
492
1,184
2009
2010
2011

	2009	2010	2011
CAPEX/ROL	5.0%	3.1%	4.6%

Breeder Capex

NEW INVESTMENTS AND ACQUISITIONS 2011

BRF



Greenfield Project
United Arab Emirates
US$ 120 million
(expected to begin in 2013)

Avex S.A
Flora Dánica S.A
Acquisition of
Argentine companies
R$ 188 million

Construction of a
margarine plant in
Vitória de Santo
Antão (PE)
R$ 140 million

Aug — Sep — Oct — Nov — Dec

Copercampos
Acquisition option
executed
R$ 145 million

Acquisition of
Heloisa Ind. E Com.
De Produtos
Lácteos Ltda.
R$ 122 million

Investments in Acquisitions: R$ 260 million

SYNERGIES

BRF

SYNERGIES

	2011
Synergies	R$ 702 million
Direct and indirect expenses	(R$ 140 million)
Total Synergies	**R$ 562 million**

2012 PRIORITIES

2012 PRIORITIES

BRF

1. Merger Consolidation

Execution of TCD (CADE´s agreement)
Execute strategy post TCD
Synergies

2. Domestic Market

Continuous Improvement of **Services**

3. Dairy

Cheese
Integration with core business
Batavo´s brand revitalization

4. International Expansion

Integrate acquisitions in Argentina
Build new plant in **Abu Dhabi**
Continue to analyze **opportunities**